UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

NOTICE TO SHAREHOLDERS

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), pursuant to the Material Fact disclosed on Form 6-K filed on September 26, 2013, hereby informs its shareholders, unit holders and ADR holders that the 60-day period for opposition of unsecured creditors in connection with the equity distributions approved at the Extraordinary Shareholders’ Meeting held on November 1, 2013 (“Equity Distributions” and “Shareholders’ Meeting”, respectively), as set forth in article 174 of Brazilian Law No. 6,404/76, expired on January 3, 2014. As there were no oppositions from creditors, the minutes of the Shareholders’ Meeting have been duly approved, on the date hereof, by the Central Bank of Brazil (“BACEN”), pursuant to applicable law, and the Company took the necessary steps to file the minutes of the Shareholders’ Meeting with the Commercial Registry of the State of São Paulo – JUCESP, in Brazil.

The Company further informs that shareholders and unit holders of record on January 14, 2014, will be entitled to the Equity Distributions, and Company’s shares and units will be traded ex-rights to the Equity Distributions as from January 15, 2014.

The Equity Distributions will be made in the amount of R$1.586525878560 for each unit and R$0.015109770272 for each common or preferred share, in Brazilian Reais, without monetary restatement, on January 29, 2014. Holders of ADRs traded in the New York Stock Exchange will be paid through the depositary of the Company’s ADRs, J.P. Morgan Chase Bank, N.A. Further information regarding Santander Brasil’s ADRs, including record and payment dates can be obtained at www.adr.com.

In addition, as set forth in the Material Fact filed on September 26, 2013, the Company communicates that it intends to issue debt securities abroad (“Notes”), and that it will request authorization from BACEN so that the Notes may comprise the Company’s Tier I and Tier II regulatory capital, as the case may be, pursuant to Resolution No. 4,192 of the Brazilian Monetary Council, dated March 1, 2013 (“CMN Resolution 4,192/13”), as amended.

Accordingly, (i) solely shareholders, unit holders and ADR holders of the Company of record on January 14, 2014 may, if they wish to do so, subscribe for the Notes; (ii) the opportunity to invest in the Notes is non-transferable; (iii) the investment in the Notes will be limited to the amount in Reais received in the Equity Distributions, converted into United States Dollars based on the sale price of United States Dollars according to PTAX-800, Option 5, of SISBACEN, as of January 27, 2014; (iv) the minimum denominations of the Notes will be one hundred and fifty thousand United States Dollars (US$150,000.00), in accordance with the provisions of Paragraph 2, item II, of article 24 of CMN Resolution 4,192/13, in whole integral multiples of one United States Dollar (US$1.00) to the extent that such minimum denomination is exceeded; (v) only shareholders who receive, as a result of the Equity Distributions, an amount equivalent to at least four hundred thousand Brazilian Reais (R$400,000.00), may invest in the Notes (“Minimum Investment Amount”); (vi) in order to calculate the Minimum Investment Amount, the amounts received by shareholders in Brazil (based on common shares, preferred shares and units), and outside of Brazil (based on ADRs) will be determined separately and such amounts cannot be summed in order to achieve the Minimum Investment Amount; and (vii) Santander Spain has committed to subscribe and pay for an amount of Notes proportional to its shareholding in the Company, as well as for the Notes not subscribed by other shareholders of the Company.

The Company will publish in due course further information regarding the procedures applicable to invest in the Notes.

Disclaimer in the United States:

This notice does not represent an offer to sell nor does it seek an offer to buy any securities, nor should there be any sale of such securities in any state of the United States of America or in another jurisdiction in which the offer or the sale would not be permitted before registration or qualification under such jurisdiction. Except for the registration of the Notes with the U.S. Securities and Exchange Commission, there shall not be any registration or qualification of any offering in any other jurisdiction.

Disclaimer in Brazil:

This notice does not represent an offer to sell, or a request for an offer to buy any securities in Brazil. The offering of the Notes will be made outside Brazil and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or the “CVM”). The CVM has not approved or disapproved of the Notes or determined if the prospectus is truthful or complete.

São Paulo, January 7, 2014.

Carlos Alberto López Galán

Investor Relations Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 7, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer